Exhibit 99.2

ORGANIGRAM GLOBAL INC. (the "Company") Annual and Special Meeting March 30, 2026 at 10:00 AM (Canada/Eastern Standard) 333 Bay Street, Suite 3400, Toronto, Ontario (the "Meeting") Proxy Voting – Guidelines and Conditions THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Company. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: After you vote online at www.voteproxyonline.com using your control number. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login For details go to www.tsxtrust.com/consent-to-electronic-delivery VOTING METHOD Internet Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1 Investor inSite TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form. For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-866-600-5869 Email: tsxtis@tmx.com 1. 2. 3. 4. 5. 6. 7. 8. 9. 1. 2.

FORM OF PROXY (“PROXY”) ORGANIGRAM GLOBAL INC. (the "Company") Annual and Special Meeting March 30, 2026 at 10:00 AM (Canada/Eastern Standard) 333 Bay Street, Suite 3400, Toronto, Ontario CONTROL NUMBER: «CONTROL_NUMBER» SECURITY CLASS: Common Shares RECORD DATE: Feb. 23, 2026 FILING DEADLINE FOR PROXY: March 26, 2026 at 10:00 AM (Canada/Eastern Standard) APPOINTEES The undersigned hereby appoints James Yamanaka, Chief Executive Officer whom failing Greg Guyatt, Chief Financial Officer (the “Management Nominees”) or instead of any of them, the following Appointee PLEASE PRINT APPOINTEE NAME as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below. - SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Election of Directors FOR AGAINST A) Peter Amirault B) James Yamanaka C) Dexter John D) Geoffrey Machum E) Sherry Porter F) Stephen A. Smith G) Marni Wieshofer H) Simon Ashton I) Karina Gehring J) Craig Harris 2. Appointment of Auditor FOR WITHHOLD Appointment of PricewaterhouseCooper LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration. 3. Approval of Unallocated Awards under Equity Incentive Plan FOR AGAINST To consider, and if deemed advisable, pass an ordinary resolution, the full text of which is set forth in Appendix “A” to the Circular, approving all unallocated options, restricted share units, performance share units and deferred share units under the Company's long-term omnibus equity incentive plan, as more particularly described in the Circular. 4. Acquisition of Sanity Group GmbH FOR AGAINST To consider, and if deemed advisable, pass an ordinary resolution, the full text of which is set forth in Appendix “B” to the Circular, approving (i) the indirect acquisition by the Company of all the issued and outstanding shares of Sanity Group GmbH, and (ii) the issuance by the Company of up to 96,287,602 common shares to the shareholders of Sanity Group GmbH and BT DE Investments Inc. in connection with the acquisition, as more particularly described in the Circular. PLEASE PRINT NAME The Proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Signature of registered owner(s) Date(MM/DD/YYYY) Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis. Annual Financial Statements – Mark this box if you would NOT like to receive Annual Financial Statements and Management’s Discussion and Analysis. If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593